Contact

www.linkedin.com/in/jamieallsop
(LinkedIn)

Top Skills

Agile Methodologies

C++

Architecture

Dr Jamie Allsop

CEO at clearpool.io | cplx.io | ex-NYSE, ex-TP ICAP | Converged TradFi & DeFi Tier-1 Exchange & Clearing Infrastructure | Wholesale & Institutional Digital Asset Markets
United Kingdom

Summary

A highly experienced practitioner in capital markets with a world-class technology background spanning over 20 years. Passionate about people, market structure, innovation and technology. As CEO for https://clearpool.io he has helped pioneer new and better approaches to financial market infrastucture in the exchange and trading space for the past decade. Always at the forefront of technology and capital market innovations he has built game-changing ultra low latency exchange stacks, to AI-based trading systems, to DeFi-based facilities that can help unlock the use of cryptoassets in the traditional financial markets.

A former development director at the New York Stock Exchange and global lead architect responsible for their next generation exchange technology. Highly knowledgeable of both US (he has acted as a technical witness to the SEC for the 2010 Flash Crash) and European financial regulatory frameworks including MiFID II and an expert in market microstructure.

More recently he was Head of Technology for TP ICAP and responsible for establishing a modern development capability as well as redefining the company-wide development lifecycle bringing improvements to productivity. He also authored a company wide IT strategy to position technology as a strategic enabler to ensure the business could scale better in the coming years.

As a BSI IST/12 member of ISO/TC68, the International Standards Organisation Technical Committee for Financial Services, he contributes to the future of finance and is active in the Digital Assets working group.
This extensive experience is underpinned by a strong technical foundation, with a PhD in Adaptive Framework Design for High

Performance Systems which formed the foundation of Algorithmic Architecture.

Also member of the BSI C++ ISO Standards Panel and previously co-author of an international best seller on C++. He is also creator of cuppa, an open-source Scons-based build framework to structure and simplify the process of building complex C++ systems.

He is a regular speaker at international conferences on Agile Development, Software Architecture and Market Structure. He previously created agile-trac, and was one of the first people to present at an international conference on successful adoption of agile in a distributed setting, and is a recognised authority in this area.

Experience

clearpool.io

CEO & Founder

March 2012 - Present (14 years 5 months)

Clearpool.io is a pioneer in capital markets, market structure, financial technology, cryptoassets and DeFi. We use our knowledge and innovations to build and operate next generation execution service infrastructure, like exchanges, in both the traditional capital markets, and the tokenised market space. We are currently completing authorisation of a new pan-European cryptoasset derivatives MTF (exchange).

We have extensive experience, and are world leaders in, ultra low latency exchange solutions, as well as holding deep expertise in tokenisation offerings including distributed ledger technologies such as blockchains and cryptoassets. The Clearpool team has designed, built and delivered some of the largest and fastest execution venues in the world. Our work can be found in NYSE, Euronext, SIX (the world's fastest venue at launch), HKEx, SBI Japannext, Biva, Nasdaq, Tadawul, Bursa Malaysia, IDX—Indonesia Stock Exchange, and 30+ additional venues beyond those listed which have been built on the Nasdaq X-Stream platform.

Complementing our exchange expertise, Clearpool as a company has also built and delivered two AI/ML-based hedge funds.

In summary we bring traditional capital markets and financial infrastructure expertise to the world of crypto where we combine the latest techniques in the DeFi space with ultra high performant exchange infrastructure.

As CEO I set company direction and growth using guide our senior management team to align with our goals.

cplx.io
CEO
June 2025 - Present (1 year 2 months)

At cplx.io we're bringing professional, liquid, RWA derivatives markets to DeFi. Built on top of a proprietary best-in-class technology stack and wrapped in a gravitational tokenomics model we bring durability and democratised liquidity provision to unlock a growing market.

Yedup AI Labs
Chief Technology Officer
January 2016 - Present (10 years 7 months)
United Kingdom

At Yedup we have built a world leading AI platform for the analysis of social media channels in real-time. Our ground-breaking SodaBread API offers unmatched insight into the financial markets and this is reflected by the clients who have adopted it.

TP ICAP
Head of Technology
October 2016 - March 2019 (2 years 6 months)

As Head of Technology at TP ICAP I'm responsible for helping execute on an ambitious IP consolidation and transformation strategy, enabling TP ICAP to grow its broking business while leveraging an increasingly lean and effective technology stack.

Part of this involved establishing (from scratch), a modern development capability with over 60 engineers as well as redefining the company-wide development lifecycle bringing improvements to productivity.

As HoT I also authored a company wide IT strategy to position technology as a strategic enabler to ensure the business could scale better in the coming

years. Impact on margins and lack of market data monetisation were two key areas addressed.

Exeqte Inc
CTO & Co-Founder
January 2012 - June 2014 (2 years 6 months)

Focused on next generation exchange platform development.

Pace
Development Manager
May 2011 - December 2011 (8 months)

Responsible for Security projects and Over-The-Air DRM content delivery. All development work in C++ with Boost, Python, and with some C# for Play Ready integration. Database work based on Postgresql. Drove agile adoption and improved tooling to support better development techniques.

NYSE Euronext
Development Director
2008 - April 2011 (3 years)

Responsible for Market Data platform and lead in next generation market data architecture team as part of next generation exchange platform initiative. Development work in C++ with Boost. Drove agile adoption and improved tooling for development processes. Acted as global head architect for their next generation exchange work.

Wombat Financial Software
Development Manager
October 2007 - March 2008 (6 months)

Responsible for analysis of performance and architecture for next generation feed handlers. All work in C++ with Boost. Also looked at methodologies used in development and improvements in overall development processes.

ASG
Principal Software Engineer
September 2004 - September 2007 (3 years 1 month)

Worked on next generation performance monitoring tools capable of handling massive data loads. Also enhanced existing fat client systems while concurrently developing a next generation thin client with server model. Majority of work in C++ with Boost. Some web technologies also used, such

as Javascript frameworks. Database support developed in C++ for both Oracle and Postgresql. Operated as a fully distributed agile team.

DTS, Inc.
Consultant
December 2004 - March 2005 (4 months)

Worked on simplifying build and deployment capabilities for Cinema Encoder products. C++ and related technologies used.

DTS, Inc.
Senior R&D Engineer
November 2001 - September 2004 (2 years 11 months)

Responsible for development and delivery of new Cinema Encoder system to produce DTS cinema audio. Built as a custom appliance using C++ (C++Builder) with STL and Boost for the software.

Ulster University
Lecturer
January 2000 - July 2001 (1 year 7 months)
Faculty of Engineering

Education

Ulster University
Doctor of Philosophy (PhD) · (1997 - 2001)